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                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                    Washington, D. C.   20549
                ----------------------------------

                            FORM 10SB
           General Form for Registration of Securities

               Pursuant to Section 12(b) or (g) of
               The Securities Exchange Act of 1934

                       MIZAR ENERGY COMPANY
      (Exact name of registrant as specific in its charter)

Colorado                           33-0231238
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

5459 South Iris Street
Littleton, Colorado                80123
(Address of executive offices.)    (Zip Code)

Registrant's telephone number:     (303) 932-9998

Copies to:                         Conrad C. Lysiak, Esq.
                                   West 601 First Avenue
                                   Suite 503
                                   Spokane, Washington   99201

Securities to be registered pursuant to Section 12(b) of the Act:

                               NONE
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                         (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                           COMMON STOCK
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                         (Title of Class)

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ITEM 1.   DESCRIPTION OF BUSINESS.

The Business

     MIZAR ENERGY COMPANY (the "Company") is a development stage enterprise formed under the laws of the State of Colorado on December 11, 1996, for the purpose of buying, selling, leasing and operating oil and gas properties.

     The Company subsequently acquired one oil and gas lease located in Barton County, Kansas covering 160 acres, more or less. In April 1998, the Company sold its only oil and gas lease, however, the Company kept an approximate 2% overriding royalty interest in the lease along with all surface equipment.

Selection of Additional Target Areas for Acquisition

     The Company's future proposed plans call for it to consider several factors in choosing additional properties for acquisition and development. First, the Company considers those regions in which one or more of its management or other technical personnel have field of experience. The Company's initial acquisition is located in Kansas. The Company anticipates acquiring additional leases in Colorado. At the present time the Company has not targeted any additional oil and gas leases for acquisition. The Company intends to acquire the oil and gas leases from other existing oil companies that are brought to the attention of Company's management.

     The Company will determine which leases it is interested in acquiring based upon the analysis of technical and production data, on site verification of well equipment and production capability, and verification of ownership of lease hold rights. The Company anticipates that it will take from four to six months to acquire the initial leasehold interests. Further, the Company intends upon diversifying its production portfolio with respect to both reservoir production characteristics and to market access. The Company believes that the overall effect of these two unrelated characteristics is to significantly lower the overall risk of the Company strategy.

Geological and Geophysical Techniques

     The Company may employ detailed geological interpretation combined with advanced seismic exploration techniques to identify the most promising leases. Geological interpretation is based upon data recovered from existing oil and gas wells in an area and other sources. Such information is either purchased from the company that drilled the wells or becomes public knowledge through state agencies after a period of years. Through analysis of rock types, fossils and the electrical and chemical characteristics of rocks from existing wells, the Company can construct a picture of rock layers in the area. Further, the Company will have access to the logs from the existing operating wells which will allow the Company to extrapolate a decline curve and make an estimation of the number of recoverable barrels of oil existing beneath a particular lease. The Company has not purchased, leased, or entered into any agreements to purchase or lease any of the equipment necessary to conduct the geological or geophysical testing.

Market for Oil and Gas Production

     The market for oil and gas production is regulated by both the state and federal governments. The overall market is mature and with the exception of gas, all producers in a producing region will receive the same price. The major oil companies will purchase all crude oil offered for sale at posted field prices. There are price adjustments for quality difference from the Bench Mark. Oil sales are normally contracted with a gatherer who will pick-up the oil at the well site. In some instances there may be deductions for transportation from the well head to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their service area. The oil gatherer will usually handle all check disbursements to both the working interest and royalty owners. The Company will be a working interest owner. By being a working interest owner, the Company is responsible for the payment of its proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the cost of operating the lease. Therefore, the Company, in most instances, will be paying the expenses for the oil and gas revenues paid to the royalty and over-riding royalty interest.

     Gas sales are by contract. The gas purchaser will pay the well operator 100% of the sales proceeds on or about the 25th of each and every month for the previous months sales. The operator is responsible for all checks and distributions to the working interest and royalty owners. There is no standard price for gas. Prices will fluctuate with the seasons and the general market conditions. It is the Company's intention to utilize this market when ever possible in order to maximize revenues. The Company does not anticipate any significant change in the manner production is purchased, however, no assurance can be given at this time that such changes will not occur.

Acquisition of Leases

     The principal activity for the Company will be the acquisition of producing oil and gas leases. The acquisition process may be lengthy because of the amount of investigation which will be required prior to submitting a bid to a major oil company. Verification of each property and the overall acquisition process can be divided into three phases, as follows:

     Phase 1. Field identification. In some instances the seller will have a formal divestiture department that will provide a sales catalog of leases which will be available for sale. Review of the technical filings made to the states along with a review of the regional geological relationships, released well data and the production history for each lease will be utilized. In addition a review of the proprietary technical data in the sellers office will be made and calculation of a bid price for the field.

     Phase 2. Submission of the Bid. Each bid will be made subject to further verification of production capacity, equipment condition and status, and title.

     Phase 3.  Closing.  Final price negotiation will take place.
Cash transfer and issuance of title opinions. Tank gauging and execution of transfer orders.

     After closing has occurred, the newly acquired property will be turned over to the Company's for possible work-overs or operational changes which will in the Company estimation increase each well's production.

     In connection with the acquisition of an oil and gas lease for work-over operations, the Company is able to assume 100% ownership of the working-interest and surface production equipment facilities with only minor expenses. In exchange for an assignment of the lease, the Company agrees to assume the obligation to plug and abandon the well in the event the Company determines that reworking operations are either too expensive or will not result in production in paying quantities. The cost of plugging a well can run from $500 to $15,000, depending on the condition of the well. The Company believes that the obligation to plug an existing well will in no way jeopardize its operations, and in the long run is economically worth the risk involved compared with the possibility of acquiring existing production. Utilizing these systems the Company will be able to acquire oil and gas leases from large and small oil and gas firms with little costs. The Company also believes that it may be able to plug the wells in question, at no cost to the Company, in exchange for the production tubing and casing which will be removed during the plugging process.

     Several major oil companies have recently placed numerous oil and gas properties out for competitive bidding. The Company currently does not have sufficient revenues or funds available to it to make a bid for such properties. The Company anticipates initially attempting to acquire properties located in the eastern part of the state of Colorado. At the present time, the Company has not identified any specific oil and gas leases which it intends to acquire.

Competition

     The oil and gas industry is highly competitive. The Company competitors and potential competitors include major oil companies and independent producers of varying sizes of which are engaged in the acquisition of producing properties and the exploration and development of prospects. Most of the Company's competitors have greater financial, personnel and other resources than does the Company and therefore have a greater leverage to use in acquiring prospects, hiring personnel and marketing oil and gas. Accordingly, a high degree of competition in these areas is expected to continue. See "Risk Factors - Competition."

Governmental Regulation

     The production and sale of oil and gas is subject to regulation by state, federal and local authorities. In most areas there are statutory provisions regulating the production of oil and natural gas under which administrative agencies may set allowable rates of production and promulgate rules in connection with the operation and production of such wells, ascertain and determine the reasonable market demand of oil and gas, and adjust allowable rates with respect thereto.

     The sale of liquid hydrocarbons was subject to federal regulation under the Energy Policy and Conservation Act of 1975 which amended various acts, including the Emergency Petroleum Allocation Act of 1973. These regulations and controls included mandatory restrictions upon the prices at which most domestic crude oil and various petroleum products could be sold. All price controls and restrictions on the sale of crude oil at the wellhead have been withdrawn. It is possible, however, that such controls may be reimposed in the future but when, if ever, such reimposition might occur and the effect thereof on the Company cannot be predicted.

     The sale of certain categories of natural gas in interstate commerce is subject to regulation under the Natural Gas Act and the Natural Gas Policy Act of 1978 ("NGPA"). Under the NGPA, a comprehensive set of statutory ceiling prices applies to all first sales of natural gas unless the gas is specifically exempt from regulation (i.e., unless the gas is "deregulated"). Administration and enforcement of the NGPA ceiling prices are delegated to the FERC. In June 1986, the FERC issued Order No. 451, which, in general, is designed to provide a higher NGPA ceiling price for certain vintages of old gas. It is possible, though unlikely, that the Company may in the future acquire significant amounts of natural gas subject to NGPA price regulations and/or FERC Order No. 451. The recently enacted Natural Gas Wellhead Decontrol Act of 1989 provides for the phasing out of all price regulations under the NGPA by January 1, 1993.

Company's Office

     The Company's offices are located at 5459 South Iris Street,
Littleton, Colorado 80123. This is the home of the Company's president, Philip J. Davis. The Company uses Mr. Davis's home on a rent free basis.

Employees

     The Company is a development stage company and currently has no employees other than its Officers and Directors.  See
"Management."   Management of the Company expects to hire
additional employees as needed.

Risk Factors

     1. No Operating History and Revenues. The Company being formed is in the development stage, and is subject to all the risks inherent in the creation of a new business. Since the Company is a new venture, it has no record of operations and there is nothing at this time upon which to base an assumption that the Company's plans will prove successful.

     2. Volatility of Oil and Gas Markets. While in the past few years, the price of oil and gas has stabilized, there is no assurance that in the future prices for oil and gas production may become volatile in the future.

     3. Availability of Suitable Prospects or Producing Properties. Competition for prospects and producing properties is intense. The Company will be competing with a number of other potential purchasers of prospects and producing properties, most of which will have greater financial resources than the Company. Due to the state of the oil and gas industry, the bidding for prospects has become particularly intense with different bidders evaluating potential acquisitions with difference product pricing parameters and other criteria that result in widely divergent bid prices. See "Business - Competition." The presence in the market of bidders willing to pay prices higher than are supported by the Company's evaluation criteria could further limit the ability of the Company to acquire prospects and low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, there can be no assurance that there will be a sufficient number of suitable prospects available for acquisition by the Company or that the Company can sell prospectus or obtain financing for or participants to join in the development of prospects.

     4. Title to Properties. It is customary in the oil and gas industry that upon acquiring an interest in a property, that only a preliminary title investigation be done at that time. If the title to the prospects should prove to be defective, the Company could lose the costs of acquisition, or incur substantial costs for curative title work.

     5. Shut-in Wells and Curtailed Production. Production from gas wells in many geographic areas of the United States has been curtailed or shut-in for considerable periods of time due to a lack of market demand, and such curtailments may continue for a considerable period of time in the future. There may be an excess supply of gas in areas where the Company's operations will be conducted. In such event, it is possible that there will be no market or a very limited market for the Company's prospects.

     6. Operating and Environmental Hazards. Hazards incident to the operation of oil and gas properties, such as accidental leakage of petroleum liquids and other unforeseen conditions, may be encountered by the Company if it participates in developing a well and, on occasion, substantial liabilities to third parties or governmental entities may be incurred. It is anticipated that customary insurance coverage will be obtained, but the Company could be subject to liability for pollution and other damages or may lose substantial portions of prospects or producing properties due to hazards which cannot be insured against or which have not been insured against due to prohibitive premium costs or for other reasons. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas. See "Business - Government Regulations."

     7. Uninsured Risks. The Company may not be insured against all losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     8. Federal and State Taxation. Federal and state income tax laws are of particular significance to the oil and gas industry. The "windfall profits tax" adopted in 1980 reduces the profits which may be realized by the Company in the production of crude oil. Recent legislation has eroded previous benefits to oil and gas producers, and any subsequent legislation may continue this trend. The states in which the Company may conduct oil and gas activities also impose taxes upon the production of oil and gas located within such states. There can be no assurance that the tax laws will not be changed or interpreted in the future in a manner which adversely affects the Company.

     9. Government Regulation. The oil and gas business is subject to substantial governmental regulation, including the power to limit the rates at which oil and gas are produced and to fix the prices at which oil and gas are sold. It cannot be accurately predicted whether additional legislation or regulation will be enacted or become effective.

     10. Writedowns and Limits on Accuracy of Reserve Estimates. Oil and gas reserve estimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of future net revenues and the present value of such revenues are based on price and cost assumptions provided by the Company as its best estimate. These estimates may not prove to have been correct over time. A further decline in oil and gas prices may require the Company to write down the value of its oil and gas reserves.

     11. Need for Subsequent Funding. The Company believes it will need to raise additional funds to acquire additional oil and gas leases. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. See "Business."

     12. Need for Additional Key Personnel. At the present, the Company employs no full time employees. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected. See "Business."

     13. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers who will exercise control over the day to day affairs of the Company, and upon its Directors, all of whom are engaged in other activities, and will devote limited time to the Company's activities. The President and Secretary will devote 20% of their time to the operation of the day to day affairs of the Company. Accordingly, while the Company may solicit business through its Officers, there can be no assurance as to the volume of business, if any, which the Company may succeed in obtaining, nor that its proposed operations will prove to be profitable. See "Business" and "Management."

     14. Issuance of Additional Shares. Approximately 23,569,300 shares of Common Stock or 93.2% of the 25,000,000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation.
Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of shareholders. See "Description of Securities."

     15.  Non-Arms's Length Transaction.  The number of shares of
Common Stock issued to present shareholders of the Company for cash was arbitrarily determined and may not be considered the product of arm's length transactions. See "Principal
Shareholders."

     16. Indemnification of Officers and Directors for Securities Liabilities. The Company's Articles of Incorporation provide that the Company will indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Colorado Business Corporation Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     17. Competition. The Company believes that it will have competitors and potential competitors, many of whom may have considerably greater financial and other resources than the Company. See "Business - Competition."

     18. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of the Securities."

     19. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. See "Dividend Policy."

     20. Nature of Oil and Gas Exploration. The search for oil and gas has historically been marked by unprofitable efforts resulting not only from the drilling of dry holes, but also from wells which, though productive, will not produce oil or gas in sufficient quantities to return a profit. Liabilities in excess of insurance coverage could possibly be incurred by the Company as a result of a blow-out, fire, personal injury or other casualty. Pollution which might be caused by the Company's operations could also result in liabilities and restrictions on the Company's activities. If properties are proven productive, there is no assurance such production can be sold at the most favorable rates or in optimum quantities. The oil and gas industry is highly competitive and includes a number of large well-established companies which possess substantially greater resources than the Company. To the extent the Company acts as the unit operator of its oil and gas wells, it can be expected to make substantial advancements on behalf of other joint owners of the property. There is no assurance that such joint owner advancements will be collectible. See "Business."


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
          OPERATION.

Selected Consolidated Financial Data

     The selected financial data presented below has been derived from the financial statements of the Company. The following table summarizes certain financial information and should be read in conjunction with "Plan of Operation" and the Financial Statements and related notes included elsewhere in this Registration Statement. The information shown below may not be indicative of the Company's future results of operations.







       11                          September 30,  December 31,
                                   1998           1997

Sales                              $      -       $      -

Total Operating Expenses              10,312          6,402
                                   ---------      ---------
Net Loss                           $ (10,312)     $   6,402
                                   =========      =========
Net loss per common share          $   (0.01)     $      *
                                   =========      =========
* Less than $0.01 per share.

Plan of Operation

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

     The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7.
There have been no operations since incorporation.

     The Company's future proposed plan calls for it to consider and acquire oil and gas leases for acquisition or development.
See "Business."

     The Company believes it can satisfy is cash requirements for the next twelve months as it relates to its current administrative and start-up costs. Although it is anticipated that the Company may require additional funding over the next twelve months to acquire and/or develop future oil and gas properties.

     The Company's future proposed plans call for it to consider several factors in choosing additional properties for acquisition and development. First, the Company considers those regions in which one or more of its management or other technical personal have field of experience. The Company's initial acquisition is located in Kansas. The Company anticipates acquiring additional leases in Colorado. At the present time the Company has not targeted any additional oil and gas leases for acquisition. The Company intends to acquire the oil and gas leases from other existing oil companies that are brought to the attention of Company's management.

     The Company owns the surface equipment from its initial acquisition in Kansas. To date the Company has sold one pumping unit for $3,500 in cash. The remaining equipment is currently for sale.

     The Company is a development stage company and currently has no employees other than its Officers and Directors.  See
"Management."   Management of the Company expects to hire
additional employees as needed.

Liquidity and Capital Resources.

     The Company sold 1,400,000 shares of its Common Stock to officers and directors for $30,000 in cash. The Company also completed a private placement of 30,700 shares in June 1998 for $30,700 in cash. A portion of the foregoing was used for organizational matters and the purchase of one oil and gas lease. See "Business." The Company has no operating history. The Company has approximately $19,000 in cash as of September 30, 1998, which the Company intends to use for working capital and to purchase additional oil and gas leases.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company owns an undivided 2.00% overriding royalty interest in one oil and gas lease located in Barton County, Kansas covering 160 acres, more or less. A brief description of the lease is as follows:
Lease Name:                        N. J. Weber
Field:                             Kraft - Prusia
County:                            Barton
State:                             Kansas
Legal Description:                 SE/4 Section 11, T16S, R12W
Spacing:                           160 acres on 20 acre spacing
Overriding Royalty Interest:       2.00%
Operator:                          Scavenger Oil Company
Number of Wells:                   4(5 others plugged and
                                   abandoned)
Production Formation:              Arbuckle
Date of First Production:          1944
Cost of Drilling and Completion:   $95,000 - $110,000
Crude Oil Purchaser:               NCRA
Gas Purchaser:                     Not Applicable-no gas
                                   production

     The foregoing lease currently does not produce any oil or gas. The last production from the lease was in 1995. At that time the lease was producing three barrels of oil per day.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

Name and                 Number of
address of owner         Shares         Position                  Percent

Philip J. Davis              700,000    President, Treasurer and  48.93%
5459 South Iris Street                  a member of the Board of
Littleton, CO 80123                     Director

John C. Lee                  700,000    Secretary and a member    48.93%
5410 East Long Place                    of the Board of Directors
Littleton, CO 80122

All officers and           1,400,000                              97.85%
directors as a
group (2 persons)


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

Philip J. Davis          42        President, Treasurer and a
                                   member of the Board of
                                   Directors

John C. Lee              42        Secretary and a member of the
                                   Board of Directors

     All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Philip J. Davis - President, Treasurer and a member of the Board of Directors

     Mr. Davis is a founder, President, Treasurer and a member of the Board of Directors of the Company. From December 1992 to the present, Mr. Davis is a self-employed consultant. On January 27, 1992, the District Business Conduct Committee of the National Association of Securities Dealers, Inc. rendered a decision against Mr. Davis finding that Mr. Davis charged unfair and fraudulent markups in connection with the sale of securities. Further, the District Business Conduct Committee found that Mr. Davis failed to establish and implement written supervisory procedures to detect and prevent the markup violations. Mr. Davis was censured, fined $30,133.97, suspended from the National Association of Securities Dealers for one year and required to requalify by examination prior to becoming associated with any member of the National Association of Securities Dealers, Inc. Further, Mr. Davis was assessed the costs of the action in the amount of $908.00. Mr. Davis appealed the foregoing decision to the Securities and Exchange Commission (the "Commission") and on November 12, 1993 the foregoing sanctions were affirmed by the Commission. The suspensions referred to above began on March 21, 1994 and will conclude at the close of business on March 21, 1995. In October 1992, Mr. Davis filed for protection under Chapter XIII of the United States Bankruptcy Act. In July 1994, the action was voluntarily dismissed by the Bankruptcy Court. On December 2, 1994, Mr. Davis filed a petition for bankruptcy pursuant to Chapter VII of the United States Bankruptcy Act. Mr. Davis was granted a discharge in March 1995. From May 1991 to November 1995, Mr. Davis was Secretary/Treasurer and a member of the Board of Directors of Kapalua Acquisitions, Inc., a Colorado corporation, which was formed for the purpose of acquiring or merging with an existing operating entity. Kapalua's Common Stock began trading on the Bulletin Board, operated by the National Association of Securities Dealers, Inc., in November
1995.   From November 1994 to November 1995, Mr. Davis was
President of Kapalua Acquisitions, Inc. Mr. Davis resigned his positions as an officer and director of Kapalua Acquisitions, Inc., on November 17, 1995, when it completed a reverse acquisition with Startech Corporation, a Connecticut corporation engaged in the business of waste disposal. From August 1996 to the present, Mr. Davis has been the President and a member of the Board of Directors of Medical Management Systems, Inc., a Colorado corporation. Medical Management is a shell corporation. From May 1991 to November 1995, Mr. Davis was Secretary/Treasurer and a member of the Board of Directors of Paia Acquisitions, Inc., a Colorado corporation. Paia's Common Stock began trading on the Bulletin Board operated by the National Association of Securities Dealers, Inc., in January 1996. In November 1995, Paia acquired all of the issued and outstanding shares of common stock of Consolidated Financial Management, Inc. d/b/a Banc-Pro, an Arizona corporation in exchange for 3,900,000 post reverse-split restricted shares of common of Paia and 845,000 preferred shares of Paia. Mr. Davis resigned as an officer and director of Paia in November 1995. From May 1991 to November 1995, Mr. Davis was Secretary/Treasurer of Lahaina Acquisitions, Inc., a Colorado corporation which was formed for the purpose of acquiring or merging with an existing operating entity. Lahaina's Common Stock began trading on the Bulletin Board, operated by the National Association of Securities Dealers, Inc., in August 1996. In November 1995, Mr. Davis resigned from the foregoing positions to assume the Presidency of Lahaina Acquisitions, Inc. Mr. Davis resigned the foregoing position on May 27, 1997, when he sold his interest in Lahaina Acquisitions, Inc. to third parties. Mr. Davis also resigned his position as a Director of Lahaina Acquisitions, Inc. on the same date, a position he held since May 1991. Mr. Davis will devote approximately 20% of his time to the Company.

John C. Lee - Secretary and a member of the Board of Directors

     Mr. Lee is Secretary and a member of the Board of Directors of the Company. Mr. Lee has held the foregoing positions since inception of the Company. Since November 1992, Mr. Lee been engaged in the practice of investing his personal funds in securities. Since August 1996, Mr. Lee has been the Secretary and a member of the Board of Directors of Medical Management Systems, Inc., a Colorado corporation. Medical Management is a shell corporation. From November 1995 to May 1997, Mr. Lee was Secretary and a member of the Board of Directors of Lahaina Acquisitions, Inc., a Colorado corporation, which was formed for the purpose of acquiring or merging with an existing operating entity. Lahaina's Common Stock began trading on the Bulletin Board, operated by the National Association of Securities Dealers, Inc., in August 1996. On May 27, 1997, Mr. Lee resigned the foregoing positions when he sold his interest in Lahaina Acquisitions, Inc. to third parties. From November 1994 to November 1995, Mr. Lee was Vice President and a member of the Board of Directors of Kapalua Acquisitions, Inc., a Colorado corporation. Kapalua's Common Stock began trading on the Bulletin Board, operated by the National Association of Securities Dealers, Inc., in November 1995. Mr. Lee resigned his positions, on November 5, 1995, as an officer and director when it completed a reverse acquisition with Startech Corporation, a Connecticut corporation engaged in the business of waste disposal. Mr. Lee will devote approximately 20% of his time to the operation of the Company.

ITEM 6.   EXECUTIVE COMPENSATION.

     The Company anticipates entering into employment agreements with its officers in the near future, the terms of which are undecided at the present time. Directors do not receive compensation for their services as directors and are not reimbursed for expenses incurred in attending board meetings. The Company did not paid any salaries in 1996, has not paid any salaries in 1997, and will not initiate the payment of salaries until it becomes profitable to do so.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On December 20, 1996, the Company issued 1,400,000 shares of
Common Stock to the following individuals and corporations in consideration of the payment of $0.02143 per share in cash.

Name                     Total Consideration      Shares Acquired
Philip J. Davis               $ 15,000.00              700,000
5459 South Iris Street
Littleton, Colorado   80123

John C. Lee                   $ 15,000.00              700,000
5410 East Long Place
Littleton, Colorado 80122

     In June 1998, the Company completed a private placement and sold 30,700 shares of Common Stock to 48 persons in consideration of $30,700 in cash.

     During the quarter ended September 30, 1998, the Company paid $5,000 of the $10,423 owed to two officers of the Company.
The Company still owes $5,423 on a interest free basis.

ITEM 8.   DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 25,000,000 shares of no par value Common Stock. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and nonassessable.

Preferred Stock

     The Company is authorized to issue 10,000,000 shares of Preferred Stock, no par value, per share. The Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determined by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. No Preferred Stock has been issued by the Company.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The Company's transfer agent is Corporate Stock Transfer,
370 17th Street, Suite 2350, Denver, Colorado 80202 and the telephone number is (303) 595-3300.


                             PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

          No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustained. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so.
Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

     As of September 30, 1998, the Company has 50 holders of record of its Common Stock and no shares of its Preferred Stock have been issued.

     The Company has not paid any dividends since it is inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS.

     The Company is not a party to any litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 1,430,700 shares of Common Stock issued and outstanding as of September 30, 1998. Of the 1,430,700 shares of the Company's Common Stock 30,700 are freely tradeable and 1,400,000 thereof, can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933, as amended.

     In December 1996, the Company sold 1,400,000 Shares to its officers and directors in consideration of $30,000, in cash, pursuant to Section 4(2) of the Securities Act of 1933 (the "Act"), as amended. No commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares and all Company information was made available to said purchasers. Accordingly, the Company believes that the aforementioned transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

     On July 8, 1997, the Company filed a Form D with the Securities and Exchange Commission and the States of Colorado and New York. In June 1998, the Company completed this private placement of its shares of Common Stock pursuant to Reg. 504, selling 30,700 shares of Common Stock at an offering price of $1.00 per share. The net proceeds of the offering to the Company was $30,700. Further, no commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares, all Company information was made available to said purchasers, and said purchasers were required to execute a subscription agreement restating the aforementioned, among other things. Accordingly, the Company believes that the aforementioned transactions were exempt from registration pursuant to Section 504 of the Securities Act of 1933, as amended.

     In general, under Rule 144 as currently in effect a person (or persons whose Shares are aggregated), who has beneficially owned Shares privately acquired directly or indirectly from the Company or from an affiliate, for at least one year, or who is an affiliate, is entitled to sell within any three month period a number of such Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks, immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose Shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 day preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell all such Shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Colorado Revised Statutes and certain provisions of the Company's Articles of Incorporation under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

                       MIZAR ENERGY COMPANY
               (A Company in the Development Stage)

                        TABLE OF CONTENTS



                                                             Page

Independent Auditors' Report                                 F-2

Balance Sheet                                                F-3

Statement of Operations                                      F-4

Statement of Changes in Shareholders' Equity                 F-5

Statement of Cash Flows                                      F-6

Notes to Financial Statements                          F-7 - F-8

                   INDEPENDENT AUDITORS' REPORT


To the Shareholders
Mizar Energy Company
(A Company in the Development Stage)

We have audited the accompanying balance sheet of Mizar Energy Company (a Company in the Development Stage) as of December 31, 1997, and the related statements of operations, changes in shareholders' equity, and cash flows for the period from inception (December 11, 1996) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Mizar Energy Company (a Company in the Development Stage) as of December 31, 1997, and the results of its operations and its cash flows for the period from inception (December 11, 1996) through December 31, 1997, in conformity with generally accepted accounting principles.

                              /s/ Spicer, Jeffries & Co.



Denver, Colorado
August 24, 1998

                       MIZAR ENERGY COMPANY
               (A Company in the Development Stage)

                          BALANCE SHEET
                        DECEMBER 31, 1997

                              ASSETS

CURRENT ASSET - CASH                                   $   4,057

OIL AND GAS PROPERTIES (Note 1)                           17,876

OTHER ASSETS:
  Deferred offering costs (Note 1)                        15,831
  Organization costs, net of
   accumulated amortization of $89                           357
                                                       ---------
                                                       $  38,121
                                                       =========

               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITY - DUE TO
 SHAREHOLDERS (Note 2)                                 $  10,423

SHAREHOLDERS' EQUITY: (Note 2)
  Preferred stock, no par value,
   10,000,000 shares authorized;
   no shares issued and outstanding                           -
  Common stock, no par value,
   25,000,000 shares authorized;
   1,404,100 shares issued and
   outstanding                                            34,100
  Deficit accumulated during the
   development stage                                      (6,402)
                                                       ---------
     Total shareholders' equity                           27,698
                                                       ---------
                                                       $  38,121
                                                       =========








The accompanying notes are an integral part of this statement.

                       MIZAR ENERGY COMPANY
               (A Company in the Development Stage)

                     STATEMENT OF OPERATIONS
            PERIOD FROM INCEPTION (DECEMBER 11, 1996)
                    THROUGH DECEMBER 31, 1997

REVENUE                                                $      -

EXPENSES:
  Lease operating costs                                    5,382
  General and administrative                               1,020
                                                       ---------

NET LOSS                                               $  (6,402)
                                                       =========

NET LOSS PER COMMON SHARE (Note 1)                     $      *
                                                       =========

WEIGHTED AVERAGE SHARES OUTSTANDING (Note 1)           1,400,470
                                                       =========

* Less than $.01 per share






















The accompanying notes are an integral part of this statement.

                       MIZAR ENERGY COMPANY
               (A Company in the Development Stage)

          STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
            PERIOD FROM INCEPTION (DECEMBER 11, 1996)
                    THROUGH DECEMBER 31, 1997

                                                  Deficit
                                                  Accumulated
                                                  during the
                                 Common Stock     Development
                              Shares    Amount    Stage
INCEPTION,
  December 11, 1996                  -  $      -  $     -

  Issuance of common stock,
    December 20, 1996         1,400,000    30,000       -
  Issuance of common stock,
    November 5, 1997              1,800     1,800       -
  Issuance of common stock,
    November 12, 1997               900       900       -
  Issuance of common stock,
    December 12, 1997             1,400     1,400        -

  Net loss                           -         -    (6,402)
                              --------- --------- --------

BALANCES,
December 31, 1997             1,404,100 $  34,100 $ (6,402)
                              ========= ========= ========


















The accompanying notes are an integral part of this statement.

                       MIZAR ENERGY COMPANY
               (A Company in the Development Stage)

                     STATEMENT OF CASH FLOWS
            PERIOD FROM INCEPTION (DECEMBER 11, 1996)
                    THROUGH DECEMBER 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                             $  (6,402)
  Adjustments to reconcile net
   loss to net cash used
   in operating activities:
     Amortization                                             89
                                                       ---------
     Net cash used in operating activities                (6,313)
                                                       ---------

CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchase of oil and gas properties                     (17,876)
                                                       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock                                34,100
  Deferred offering costs                                (15,831)
  Organization costs                                        (446)
  Proceeds from shareholder loan                          10,423
                                                       ---------
     Net cash provided by financing activities            28,246
                                                       ---------
NET INCREASE IN CASH                                       4,057

CASH, at beginning of period                                  -
                                                       ---------
CASH, at end of period                                 $   4,057
                                                       =========











The accompanying notes are an integral part of this statement.

                       MIZAR ENERGY COMPANY
               (A Company in the Development Stage)
                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business
Mizar Energy Company (the "Company") was incorporated in the state of Colorado on December 11, 1996, and had no previous operations. Activities through December 31, 1997 include organization of the Company and the raising of equity capital. The Company plans to be engaged in the business of acquiring, developing, and operating oil and gas properties.

Oil and Gas Properties
The Company has acquired oil and gas mineral leases. At this time, the properties are not producing. The Company has not determined the amount of proved oil and gas reserves associated with the property. The Company has adopted the successful efforts method of accounting for its properties. Oil and gas leases acquired are recorded at cost. A reserve has not been provided for detriments at this time.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amount of cash, receivables, and payables approximates fair value.

Deferred Offering Costs
Deferred offering costs represent costs incurred in connection with the proposed private offering. In the event that such offering is successful, costs incurred and additional costs incurred subsequent will be charged against the proceeds of the offering. If the offering is not successful, the costs will be charged to operations.

Organization Costs
Organization costs are amortized over a period of sixty months.

Cash Flows
For purposes of reporting cash flows, cash includes those investments which are short-term in nature (three months or less to original maturity), are readily convertible to cash, and represent insignificant risk of changes in value.

                       MIZAR ENERGY COMPANY
               (A Company in the Development Stage)
                  NOTES TO FINANCIAL STATEMENTS
                           (Concluded)

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Long-Lived Assets
The Company adopted the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in its financial statements for the year ended December 31, 1997. The adoption of SFAS 121 had no material effect on the Company's financial statements. The Company reviews its long-lived assets for impairment to determine if the carrying amount of the asset is recoverable.

Net Loss Per Share of Common Stock
Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding.

NOTE 2 -  SHAREHOLDERS' EQUITY AND RELATED PARTY TRANSACTIONS

The Company has the authority to issue 10,000,000 shares of preferred stock no par value and 25,000,000 shares of common stock no par value. The Company issued 1,400,000 shares of common stock to its founders for $30,000 in December, 1996, and 4,100 shares of common stock in connection with a private offering for $4,100 in November and December, 1997.

For the year ended December 31, 1997, two of the Company's major shareholders advanced $10,423 to the Company. In addition, the Company is provided office space on a rent-free basis from one of these shareholders.

NOTE 3 -  INCOME TAXES

At December 31, 1997, the Company has a net operating loss carryforward for income tax purposes of approximately $6,400 available to offset future income taxes, expiring in 2012.

NOTE 4 -  SUBSEQUENT EVENTS

In April 1998, the Company sold, subject to an overriding royalty interest, its rights in the oil and gas properties reflected on the balance sheet at December 31, 1997.

In addition, the Company completed its private offering as mentioned in Note 2 by selling an additional 26,600 shares.

                       MIZAR ENERGY COMPANY
                  (A Development Stage Company)
                          BALANCE SHEET
                  September 30,1998 (Unaudited)

                              ASSETS

CURRENT ASSETS
  Cash                                            $  18,538

OIL AND GAS PROPERTIES                               14,750
OTHER ASSETS
Organization costs, net of
  accumulated amortization of $156                      290
                                                  ---------

                                                  $  33,578
                                                  =========

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Due to shareholders                                 5,423

Stockholders' Equity
 Preferred stock, 10,000,000 shares authorized,
  no par value;  none issued and outstanding             -
 Common stock, 25,000,000 shares authorized,
  no par value;  1,430,700 shares issued and
  outstanding                                        44,869
Accumulated deficit                                 (16,714)
                                                  ---------

Total Stockholders' Equity                           28,155
                                                  ---------
Total Liabilities and Stockholders' Equity        $  33,578
                                                  =========

                       MIZAR ENERGY COMPANY
                  (A Development Stage Company)
                     STATEMENTS OF OPERATIONS
 For the Three and Nine Months Ended September 30, 1998 and 1997
    and For the Period From Inception (December 11, 1996) as a
         Development Stage Company to September 30, 1998

                                                                  From
                                                                  Inception of
              Three        Three        Nine         Nine         Development
              Months       Months       Months       Months       Stage to
              1998         1997         1998         1997         09/30/98
              (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
REVENUES      $      -     $     -      $     -      $     -      $      -

EXPENSES
Lease operating
  costs             500       3,232       2,780         5,382         8,162
General and
  administrative  4,239          44       7,532           834         8,552
               --------    --------    --------      --------     ---------
                  4,739       3,276      10,312         6,216        16,714

NET LOSS       $ (4,739)   $ (3,276)   $(10,312)     $ (6,216)    $ (16,714)
               ========    ========    ========      ========     =========


                       MIZAR ENERGY COMPANY
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS
      For the Nine Months Ended September 30, 1998 and 1997
   and For the Period From Inception (December 11, 1996) as a
         Development Stage Company to September 30, 1998

                                                            From Inception
                                                            of Development
                                                            Stage Company
                              1998           1997           to 09/30/98
                              (Unaudited)    (Unaudited)    (Unaudited)
CASH FLOWS FROM OPERATIONS
Net loss                      $ (10,312)     $  (6,216)     $ (16,714)
Adjustments to reconcile net
 loss to net cash used by
 operating activities:
   Amortization                      67             64           156
                              ---------      ---------     ---------
Net cash used by
  operating activities          (10,245)        (6,152)      (16,558)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of oil and
  gas properties                      -        (14,276)      (17,876)
Sale of oil and gas properties     3,126            -          3,126
                               ---------     ---------     ---------
Net cash provided (used)
 by investing activities           3,126       (14,276)      (14,750)

CASH FLOWS FROM FINANCING ACTIVITIES
 Advances from related parties                  10,423        10,423
 Repayments to related parties    (5,000)                     (5,000)
 Issuance of common stock         26,600                      60,700
Deferred offering costs                        (15,831)      (15,831)
Organization costs                                              (446)
                               ---------     ---------     ---------

Net cash provided by
 financing activities             21,600        (5,408)       49,846
                               ---------     ---------     ---------

NET INCREASE (DECREASE)
  IN CASH                         14,481       (25,836)       18,538

CASH, beginning of period          4,057        25,954            -
                               ---------     ---------     ---------
CASH, end of period            $  18,538     $     118     $  18,538
                               =========     =========     =========

                       MIZAR ENERGY COMPANY
                  NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Mizar Energy Company (the "Company") was incorporated in the state of Colorado on December 11, 1996 and had no previous operations. The Company plans to be engaged in the business of acquiring, developing and operating oil and gas properties. The Company is currently in the development stage.

Oil and Gas Properties

The Company has acquired oil and gas mineral leases. In April 1998, the Company sold its working interest in the leases for overriding royalty interests, with no cash or other consideration changing hands. The Company retained all surface equipment in the transaction.

Oil and gas leases are recorded at cost.

In August 1998, the Company sold a portion of the surface equipment for net proceeds, after the cost of sale, of $3,126, which has been recorded as a reduction of the cost of the leases.

Private Stock Offering

In June 1998, the Company completed a private offering of its common stock. Under terms of the offering, the Company issued 30,700 shares at $1.00 per share. After offering costs of $15,831, net proceeds to the Company amounted to $14,869.

                             PART III

ITEM 1.   INDEX TO EXHIBITS

Exhibit No.    Description

3.1            Articles of Incorporation.

3.2            Bylaws.

4.1 *          Specimen Stock Certificate.

10.1           Oil and gas lease.

10.2           Contract for sale of lease.

27             Financial Data Schedule

*    Filed via Form SE.

                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                    Date


/s/ Philip J.  Davis
Philip J.  Davis         President, Treasurer and      October 19, 1998
                         Member of the Board of
                         Directors


/s/ John C.  Lee
John C.  Lee             Secretary and member          October 19, 1998
                         of the Board of Directors